Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Invictus MD Strategies Corp. ("Invictus MD " or the "Company") and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements for the six months ended July 31, 2018, and the audited consolidated financial statements for the year ended January 31, 2018, and related notes therein.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

All financial information in this MD&A for the six months ended July 31, 2018, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is September 28, 2018.

MANAGEMENT’S RESPONSIBILITY

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are responsible to ensure that this MD&A and related filings do not contain any untrue statements of material fact, or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by this MD&A and related filings. The Board of Directors’ approved the MD&A, together with the unaudited condensed interim consolidated financial statements for the six months ended July 31, 2018 and ensure that management has discharged its financial responsibilities.

FORWARD-LOOKING INFORMATION AND CAUTIONARY RISKS NOTICE

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “plans”, "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: uncertainties involved in disputes and litigation; fluctuations in commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of a transaction or amalgamation.

It is the Company’s policy that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of September 28, 2018, and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and complete a transaction or amalgamation.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

COMPANY OVERVIEW

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GENE”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTCQX. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the cannabis industry.

The unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 31, 2018 and 2017, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus” or the “Company”) and the Company’s interest in affiliated companies. The Company’s most active subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s most active investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer and seller of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

The Company was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

BUSINESS DEVELOPMENTS

Cultivation footprint and licenses

	License				Building Square Footage
Company [1]	Dried Flower	Oils and Extraction	Province	Phase	Current	31-Jan-19	Planned
Acreage Pharms	Cultivation and sale	Production	Alberta	I	6,600	6,600	6,600
Acreage Pharms	Cultivation and sale		Alberta	II	33,000	33,000	33,000
Acreage Pharms	Pre-license		Alberta	III	-	90,000	90,000
Acreage Pharms	Pre-license		Alberta	IV	-	-	90,000
Acreage Pharms	Pre-license		Alberta	V	-	-	180,000
Total					39,600	129,600	399,600
AB Labs	Cultivation and sale		Ontario	I	15,600	15,600	15,600
AB Labs	Pre-license		Ontario	II	-	40,000	40,000
Total					15,600	55,600	55,600
AB Ventures	Pre-license		Ontario	I	-	-	21,000
AB Ventures	Pre-license		Ontario	II	-	-	84,000
Total					-	-	105,000
OptionCo	Pre-license		British Columbia	I	-	4,000	4,000
OptionCo	Pre-license		British Columbia	II	-	-	50,000
OptionCo	Pre-license		British Columbia	III	-	-	300,000
Total					-	4,000	354,000
Overall Total					55,200	189,200	914,200

[1] The Company’s ownership interest in each entity is as follows: (i) Acreage Pharms 100%, (ii) AB Labs 50%, (iii) AB Ventures 22.22% with $2,500,000 remaining on a $5,500,000 commitment for 33.33%, and (iv) OptionCo option to acquire 100%.

Retail and distribution strategy

The Company’s multifaceted sales strategy is aimed to target each channel for sales and distribution. This integrated sales approach is defined by five pillars of distribution including medical, recreational, international, licensed producer to licensed producer, and retail stores. Supply agreements and product calls will service provincial governments and licensed producers, as well as international wholesalers. The retail strategy involves partnership agreements with owners of cannabis retail stores and leading retail outlets, across Canada.

On August 31, 2018, the Company announced the launch of four cannabis brands for recreational users: Dukes, Zooey, Sterling & Hunt, and Sinister. The brands will be developed in partnership with Authentic Brands Group (“ABG”), headquartered in New York City, and will be available under the omnichannel brand, Terra World.

On August 30, 2018, the Company announced that it had entered into a binding Letter of Intent (“LOI”) with GTEC Holdings Ltd. (“GTEC”) (TSXV: GTEC) to provide GTEC with a non-revolving unsecured convertible loan (the “Loan Facility”) in an amount up to $2,000,000, and an interest rate of prime plus 5%. Subject to regulatory approvals, all or a portion of the principal and accrued interest on the Loan Facility may be convertible into common shares of GTEC, at the option of Invictus, at any time prior to or on the last business day immediately preceding the Maturity Date, as defined below, at a conversion price equal to $1.50 per common share (the “Conversion Price”). Upon mutual agreement of both parties and prior to the Maturity Date, Invictus may increase the amount of the Loan Facility up to $6,000,000. The Loan Facility shall have a term that commences on the date of the execution of a definitive agreement (the “Definitive Agreement”) and ends on a date that is two years following the date of the first advance (the “Maturity Date”).

The proceeds from the Loan Facility will be used by GTEC for working capital and to further execute its cannabis retail expansion strategy in Canada. GTEC expects to have a minimum of fifteen (15) Cannabis Cowboy retail stores open by October 17. 2018, in Alberta, as well as one (1) location in Saskatchewan, complemented by an e-commerce platform that will serve the entire Province.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Definitive Agreement will also provide the Company with a right of first refusal to fill up to thirty percent (30%) of any cannabis purchase order, domestic or international (whether flower or oil), that GTEC, or its wholly-owned subsidiaries, are seeking to purchase from third party Licensed Producers for a period of two years.

On July 20, 2018, the Company announced that it had entered into a binding letter of intent (“LOI”) to acquire 100% (the “Acquisition”) of the issued and outstanding shares of a company that operates medical cannabis clinics (‘Medical Clinics”) in the province of Alberta. The Medical Clinics utilize a patient-first business model that features educators and physicians on-site to educate patients about medical cannabis and how to access it safely in Canada. In three easy steps patients can see a physician, access educational support, and register with a Licensed Producer for medical cannabis. The Medical Clinics have 3,400 patients registered under the ACMPR, providing a direct channel to the Company’s owned and affiliated Licensed Producers.

In addition, the owners (the “Owners”) of the Medical Clinics have incorporated a separate company (“Retail Co.”) and are awaiting final review and approval for a retail cannabis license from the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”). The Company will have an option to purchase 100% of the issued and outstanding shares of Retail Co. upon approval by the AGLC of a change of control for the retail cannabis license.

Supply agreements

On September 11, 2018, the Company announced that its wholly-owned subsidiary, Acreage Pharms, had been granted conditional approval to become a registered supplier with the Saskatchewan Liquor and Gaming Authority (“SLGA”) once legislation is implemented on October 17, 2018. In the interim, and subject to any federal restrictions, Acreage Pharms is eligible to supply product to authorized provincial wholesalers and retailers in advance of October 17, 2018.

On August 29, 2018, the Company announced that its wholly-owned subsidiary, Acreage Pharms, had signed a Purchase Order (“PO”) with the AGLC to supply the province with a selection of premium cannabis products for the upcoming adult recreational market. The agreement includes an initial one-year term, with two one-year renewal options.

On July 11, 2018, the Company announced that its wholly-owned subsidiary, Acreage Pharms, had signed a Memorandum of Understanding (“MOU”) with the BC Liquor Distribution Branch (“LDB”) to supply the province with a selection of premium cannabis products for the upcoming recreational marketplace.

On June 19, 2018, the Company announced that it had signed a non-binding letter of intent (“LOI) to sell dried cannabis to a German importer and distributor of medical cannabis (the “Importer”). The Company will initially commit to selling 1,000 kgs of dried cannabis flower per annum at a price of $6.50 per gram. The volumes and respective prices of dried cannabis flower for the second and consecutive years will be defined in a Definitive Offtake Agreement (the “Offtake Agreement”).

Prior to any shipment of dried cannabis flower to the German market the Company’s wholly-owned subsidiary, Acreage Pharms, must first obtain an export permit from Health Canada as well as a Good Manufacturing Practice ("GMP") certification, in accordance with the rules governing medicinal products in the European Union. The EU-GMP certification is a requirement to distribute medical cannabis to Germany and across the European Union. The Importer must also obtain an import permit.

Acreage Pharms Ltd.

As of the date of this MD&A, the Acreage Pharms Phase 1 and 2 facilities are operational and fully licensed to cultivate and sell cannabis, which represents 39,600 square feet of cultivation space.

On September 6, 2018, the Company announced that its wholly-owned subsidiary, Acreage Pharms, closed a $25,500,000 debt financing arrangement with an interest rate at prime plus 2% (the “Financing”) with ATB Financial (“ATB”). The Financing will be used to accelerate the construction of its Phase 3 and Phase 4 cannabis cultivation facilities (the “Expansion Plan”) at Acreage Pharms. The Expansion Plan will add a total of 180,000 square feet of production capacity to Acreage Pharms. The 90,000 square foot Phase 3 expansion is well underway and has a target completion date of January 2019 with Phase 4 expected to be completed later in 2019.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

On August 7, 2018, the Company announced that its wholly-owned subsidiary, Acreage Pharms, had received an amended license from Health Canada, under the ACMPR, to include the production of bottled cannabis oil and cannabis resin, effective August 3, 2018.

As at July 31, 2018, the Acreage Pharms Phase 1 facility continues to operate at full capacity with eleven completed harvests and a total yield of 293,883 grams. There are 293,883 grams of dried cannabis in its vault, comprised of 238,977 grams awaiting release for sale and 54,906 grams held for future extraction.

On May 18, 2018, the Company announced that Acreage Pharms had received its sales license from Health Canada pursuant to the ACMPR, effective May 18, 2018, and is now accepting patients and processing orders for medical cannabis.

AB Laboratories Inc. and AB Ventures Inc.

As at July 31, 2018, the AB Labs Phase 1 facility continues to operate at full capacity with twelve completed harvests and a total yield of 336,081 grams. There are 28,299 grams of dried cannabis in its vault, comprised of 16,967 grams awaiting release for sale and 11,332 grams held for future extraction. Medical cannabis from AB Labs is available for purchase through Canopy Growth Corporation’s (TSX: WEED) Tweed Main Street online store through its curated CraftGrow line.

On February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. The exercise price of the option was $10,000,001, to be used as follows: (i) $2,750,000 for the purchase of the “Primary Facility” building, (ii) $5,200,000 for the purchase of the “Secondary Facility” land and building, and for the anticipated construction costs of the Secondary Facility, and (iii) $2,050,001 for working capital purposes.

In addition to the payment of the purchase price for the Primary Facility and Secondary Facility, the use of the proceeds shall also include all closing costs related to the purchase of the properties.

Following close of the increased investment in AB Labs, the Company made an operating line of credit in the amount of $2,000,000 available to AB Labs for the sole purpose of being used to satisfy any expenditures for the construction of the Secondary Facility not satisfied by the option price. The Loan Agreement shall be entered into prior to the first advance under the loan.

The AB Labs Secondary Facility has a target completion date of January 2019 and construction for AB Ventures continues to move forward. In preparation for the build-out, the Company provided $3,000,000 in funds to AB Ventures on May 25, 2018, to increase its ownership interest to 22.22% . Upon payment of the remaining $2,500,000 commitment the Company will have a 33.33% ownership interest in AB Ventures.

Option to acquire 100% of OptionCo

On July 18, 2018, the Company announced that it had entered into a definitive option agreement (“Definitive Option Agreement”) for an option to acquire 100% (the “Option”) of the outstanding shares of a late-stage applicant (“OptionCo”) under the ACMPR from OptionCo current shareholders (the “Vendors”).

OptionCo has two properties: (1) a cannabis production and research facility located in Delta, British Columbia (“Delta Facility”), and (2) an additional property awaiting construction of a 50,000 square foot purpose-built indoor facility located in Mission, British Columbia (“Mission Location”). The exercise price of the Option (the “Exercise Price”) is as follows:

(i)	$2,500,000;
(ii)

Issuing to the shareholders of OptionCo, within 10 business days of exercising the Option, $10 million in common shares of the Company valued at a price per share being the greater of: (a) $1.65 per share and (b) the Company’s 10-day Volume Weighted Average Trading Price (“VWAP”) prior to the date of exercise with the following release schedule:

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

a.	25% within 10 business days of exercising the Option; and
b.	25% every 4 months thereafter.

(iii)

Investment in the sum of $10 million (the “Investment”) in cash into OptionCo to be used for a 50,000 square foot expansion of the Mission Location and working capital purposes. The Investment will be in the form of a commitment from the Company and will be paid into OptionCo over time on an as-needed basis;

(iv)

Issuing to the shareholders of OptionCo, within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, $7 million in common shares of the Company valued at the VWAP immediately prior to the date of the Mission Location receiving its cultivation license under the ACMPR.

The Option is exercisable at the sole option of the Company within 30 days of OptionCo’s Delta Facility receiving its license to cultivate under the ACMPR.

OTCQX

On August 2, 2018, the Company announced that had qualified to trade on the OTCQX® Best Market. The OTCQX is the highest tier of OTC Markets, reserved for established, investor-focused U.S. and international companies who are distinguished by the integrity of their operations and diligence with which they convey their qualifications. Investor-focused companies use the quality controlled OTCQX Market to offer investors transparent trading, superior information, and easy access to regulated U.S. broker-dealers. Invictus began on OTCQX under the symbol "IVITF" and U.S. investors can find current stock quotes and Company information on www.otcmarkets.com

Gene Simmons appointed Chief Evangelist Officer

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at the fair value market price of $1.55 per share, as follows: (i) $3,299,423 (US$2,500,000) (paid), (ii) 2,631,141 common shares (issued), (iii) 1,973,355 common shares (issued), issued on the date that is the later of (1) 180 days following the closing date, and (2) the date on which a Master Services Agreement has been executed by each party, and (iv) 1,973,355 common shares, issued on the date that is the later of (1) 240 days following the closing date, (2) January 2, 2019, and (3) the date on which a Master Services Agreement has been executed by each party.

Poda Spinout

On September 11, 2018, the Company announced that it had entered into an arrangement agreement (the "Agreement") dated September 10, 2018, with Poda to give effect to a spinout transaction and create a stand-alone entity to access international U.S. markets.

The Agreement, a copy of which will be available under the Company’s profile on SEDAR at www.sedar.com, sets out the terms of the statutory plan of arrangement (the "Arrangement") involving Invictus, its security holders, and Poda, which Arrangement, if completed, will result in shareholders of Invictus as at the effective date of the Arrangement (the "Effective Date") being entitled to receive, for each common share of Invictus (an "Invictus Share") held as at such date:

(a)	one post-Arrangement common share of Invictus (a "New Invictus Share"); and
(b)	one common share of Poda (a "Poda Share").

Holders of outstanding Invictus warrants ("Warrants") immediately prior to the Effective Date will receive, upon exercise of each such Warrant at the same original exercise price, one New Invictus Share and one Poda Share, in lieu of the one Invictus Share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

Invictus will be seeking shareholder approval of the Arrangement at the annual general and special meeting of shareholders scheduled to be held on October 18, 2018 (the “Meeting”), in accordance with the terms of the Agreement and the Business Corporations Act (British Columbia).

Poda is engaged in the development and launch of a new and improved vaporization technology. This innovative system provides consumers with consistent performance and uses patent-pending zero cleaning technology. The Poda system can be paired with almost any vaporizable substance, including cannabis, tobacco, e-liquids, concentrates, coffee and more. Other pod-based vaporizers currently on the market require cleaning and produce significant waste. Poda offers biodegradable pods.

Stock option grants

On July 4, 2018, the Company granted 120,000 incentive stock options to an employee of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.50 per share and vest 1/3 three months after the grant date, 1/3 nine months after the grant date, and 1/3 fifteen months after the grant date. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

On June 1, 2018, the Company granted 1,275,000 incentive stock options to certain directors, officers, employees and consultants of the Company. The stock options are exercisable for a period of five years at an exercise price of $1.78 per share and vest immediately. The options were granted under and are subject to the terms and conditions of the Company's Stock Option Plan.

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

In June 2013, Health Canada issued the Marihuana for Medical Purposes Regulations (“MMPR”) for highly regulated commercial operations to produce quality medicine and covered the production and sale of dried cannabis flowers. On July 8, 2015, Health Canada issued certain exemptions under the Controlled Drugs and Substances Act (Canada) (“CDSA”), to allow licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh marijuana buds and leaves. On August 24, 2016, the Government of Canada issued the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), which allows patients to grow their own marijuana at home, limited to the number of plants required based on their prescribed dosage, and to designate a third-party grower through regulations similar to the former Medical Marijuana Access Regulations ("MMAR"). On December 13, 2016, the Task Force on Cannabis Legalization and Regulation, which was established by the Canadian Federal Government to seek input on the design of a new system to legalize, strictly regulate and restrict access to marijuana, completed its review and published its report outlining its recommendations.

As the requirements under the current regulations are simple and involve few obstacles to access, growth in the number of approved patients is anticipated to increase significantly. Moreover, the new system allows for competition among licensed producers on factors such as product quality, customer service, price, variety and brand awareness, and enables well-positioned and capitalized producers to leverage their position in the marketplace.

Health Canada1 recently reported that over 296,700 patients had enrolled into the ACMPR program by March 31, 2018. By 2024, Health Canada conservatively estimates that the number of patients using medical marijuana will grow to 425,000, creating a medical cannabis market worth an estimated $0.77 billion to $1.79 billion per year.

LEGALIZATION OF RECREATIONAL USE OF MARIJUANA IN CANADA

On April 13, 2017, the Canadian Federal Government released Bill C-45, which proposed the enactment of the Cannabis Act, to regulate the production, distribution and sale of cannabis for unqualified adult use, with a target implementation date of no later than July 1, 2018. On November 25, 2017, the Bill received approval from the House of Commons. On June 19, 2018, Bill C-45 officially passed Senate vote and now moves to royal assent, the final step in the legislative process. The government has set the effective date of the cannabis legalization legislation as October 17, 2018.

_____________________________________
[1] https://www.canada.ca/en/health-canada/services/drugs-health-products/medical-use-marijuana/licensed-producers/market-data.html

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Canadian Federal Government has legalized marijuana and provinces will be held responsible for licensing the product and overseeing its distribution and sale.

Deloitte2 estimates the total cannabis market in Canada, including medical and illegal as well as legal recreational products, is expected to generate up to $7.17 billion in total sales in 2019. Legal sales are expected to contribute more than half of this total – up to $4.34 billion – in the first year.

RESULTS OF OPERATIONS

For the three months ended July 31, 2018

For the three months ended July 31, 2018, the Company had a net loss of $6,080,014 (2017: $2,980,005).

The significant variances in net loss between the comparative period include:

•

Revenue of $460,985 (2017: $566,431) primarily due to decreases in Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics. Revenue related to the sale of cannabis was minimal as inventory was held for future sale to the legal recreational cannabis market.

•

Gross margin of 31% (2017: 16%) primarily due to the unrealized gain on changes in fair value of biological assets due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year.

•

Sales and marketing of $1,489,555 (2017: $998,844) primarily due to increases in sales and marketing and investor relations associated with operations at Acreage Pharms and AB Labs and the issuance of sales licenses for the distribution and sale of medical cannabis, and ramp-up of activities in anticipation of legalization of the recreational cannabis in Canada.

•

General and administrative of $2,293,482 (2017: $1,506,799) primarily due to the acquisition and operation of Acreage Pharms, as well as increased headcount at head office. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year. The Company continues to ramp-up operations and build- out its cannabis cultivation facilities in anticipation of legalization of recreational cannabis in Canada.

•	Share-based compensation of $1,533,537 (2017: $33,719) primarily due to current period grants of incentive stock options to certain directors, officers, employees and consultants of the Company.

•	Acquisition costs of $100,000 (2017: $466,261) primarily due to the prior year acquisition of Acreage Pharms, offset by the option to acquire 100% of OptionCo in the current year.

•

Depreciation and amortization of $918,037 (2017: nil) primarily due to amortization of the ACMPR cultivation license over the 20-year life of the leased property, amortization on Gene-etics IP, and depreciation on property, plant and equipment for Acreage Pharms and Future Harvest.

•	Equity loss on investments of $237,532 (2017: $116,491) primarily due to the equity pickup associated with AB Labs and AB Ventures. The loss is primarily due to the amortization of the cultivation license in AB Labs.

_____________________________________
[2] https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consulting/ca-cannabis-2018-report-en.PDF

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

For the six months ended July 31, 2018

For the six months ended July 31, 2018, the Company had a net loss of $10,683,445 (2017: $11,857,527).

The significant variances in net loss between the comparative period include:

•

Revenue of $1,763,038 (2017: $1,059,879) primarily due to increases in Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics. Revenue related to the sale of cannabis was minimal as inventory was held for future sale to the legal recreational cannabis market.

•

Unrealized gain on changes in fair value of biological assets of $360,095 (2017: nil) due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year.

•

Gross margin of 21% (2017: 14%) primarily due to the unrealized gain on changes in fair value of biological assets due to biological transformation of cannabis plants at Acreage Pharms. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year.

•

Sales and marketing of $3,899,329 (2017: $1,721,212) primarily due to increases in sales and marketing and investor relations associated with operations at Acreage Pharms and AB Labs and the issuance of sales licenses for the distribution and sale of medical cannabis, and ramp-up of activities in anticipation of legalization of the recreational cannabis in Canada. In addition, the unallocated difference between consideration paid for the acquisition of Gene-etics and the fair value of the assets acquired was expensed to sales and marketing.

•

General and administrative of $4,103,126 (2017: $2,428,582) primarily due to the acquisition and operation of Acreage Pharms, as well as increased headcount at head office. Acreage Pharms was acquired in April 2017 and commenced cultivation in prior year. The Company continues to ramp-up operations and build- out its cannabis cultivation facilities in anticipation of legalization of recreational cannabis in Canada.

•	Share-based compensation of $1,571,727 (2017: $4,612,568) primarily due to prior period grants of incentive stock options to certain directors, officers, employees and consultants of the Company.

•	Acquisition costs of $100,000 (2017: $466,261) primarily due to the prior year acquisition of Acreage Pharms, offset by the option to acquire 100% of OptionCo in the current year.

•

Depreciation and amortization of $1,705,090 (2017: $1,141) primarily due to amortization of the ACMPR cultivation license over the 20-year life of the leased property, amortization on Gene-etics IP, and depreciation on property, plant and equipment for Acreage Pharms and Future Harvest.

•	Equity loss on investments of $399,836 (2017: 116,491) primarily due to the equity pickup associated with AB Labs and AB Ventures. The loss is primarily due to the amortization of the cultivation license in AB Labs.

CASH USED IN OPERATING ACTIVITIES

For the six months ended July 31, 2018, cash flows used in operating activities amounted to $8,552,289. Cash flows resulted from a net loss of $10,683,445 and changes in working capital balances of $1,093,207, partially offset by non-cash items of $(3,224,363).

For the six months ended July 31, 2017, cash flows used in operating activities amounted to $4,287,727. Cash flows resulted from a net loss of $11,857,527 and changes in working capital balances of ($192,401), partially offset by non-cash items of $7,762,201.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

CASH USED IN INVESTING ACTIVITIES

For the six months ended July 31, 2018, cash flows used in investing activities amounted to $24,147,483. Cash flows resulted from (i) $700,000 increase in loans receivable from AB Labs, (ii) $13,000,001 for increased investment in AB Labs and AB Ventures, (iii) $7,234,495 in purchases of property, plant and equipment, and (iv) $3,212,987 in purchases and development of intangible assets.

For the six months ended July 31, 2017, cash flows used in investing activities amounted to $7,397,560. Cash flows resulted from (i) $6,200,000 for the acquisition of Acreage Pharms, (ii) $1,263,883 in purchases of property, plant and equipment, (iii) $108,667 in purchases and development of intangible assets, and (iv) $175,000 decrease in other assets.

CASH PROVIDED BY FINANCING ACTIVITIES

For the six months ended July 31, 2018, cash flows provided by financing activities amounted to $5,775,517. Cash flows resulted from (i) $5,267,467 from warrant exercises and (ii) $508,050 from option exercises.

For the six months ended July 31, 2017, cash flows provided by financing activities amounted to $36,851,003. Cash flows resulted from (i) $41,207,315 from private placements, (ii) $1,990,317 from warrant exercises, (iii) $92,000 from option exercises, and iv) $40,000 proceeds from issuance of note payable. Cash inflows were partially offset by (i) $4,387,485 in share issuance costs, (ii) $2,000,000 repayment of note payable, and (iii) $91,144 decrease in bank indebtedness.

SUMMARY OF QUARTERLY RESULTS

The below table provides a summary of the quarterly financial data for the last eight quarters, prepared in accordance with IFRS.

Three months ended	Revenue $	Net loss $	Net loss attributed to common shareholders $	Basic and diluted loss per common share $
July 31, 2018	460,985	5,803,514	5,797,755	0.06
April 30, 2018	1,302,053	4,603,431	4,624,075	0.05
January 31, 2018	682,218	6,207,664	6,230,070	0.08
October 31, 2017	622,326	1,723,777	1,722,177	0.02
July 31, 2017	566,431	2,980,005	2,973,859	0.04
April 30, 2017	493,448	8,877,522	8,851,718	0.19
January 31, 2017	632,840	3,857,680	3,577,129	0.24
October 31, 2016	523,116	401,304	606,119	0.06

The Company has seen variations in revenue and net loss over the most recently completed quarters. The significant variations are attributable to:

•

Revenue decreased in the quarter ended July 31, 2018 from the previous quarter due to a decrease in Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics. Net loss increased in the quarter ended July 31, 2018 from the previous quarter due to decreased revenue, as previously described, as well as an overall increase in operational expenses due to: (1) an increase in share-based compensation, as a result of stock options granted in the current quarter, (2) increases in both general and administrative and sales and marketing associated with the Expansion Plan at Acreage Pharms and ramp- up of activity in preparation for the legalization of the recreational cannabis market, and (3) increase in depreciation and amortization associated with cultivation license, purchase and development of intangible assets, and purchase and development of property, plant and equipment at Acreage Pharms.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

•

Revenue increased in the quarter ended April 30, 2018 from the previous quarter due to an increase in Future Harvest sales of plant fertilizers, nutrients and other supplies for hydroponics. Net loss decreased in the quarter ended April 30, 2018 from the previous quarter due to increased revenue, as previously described, as well as an overall decrease in operational expenses due to a decrease in share-based compensation, as a result of stock options granted in the prior quarter, and general and administrative expense, as a result of employee bonuses awarded in prior quarter.

RELATED PARTY TRANSACTIONS

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

For the six months ended July 31, 2018, the Company was charged $459,000 in salaries and bonuses (2017: $625,000) by the Chairman and CEO of the Company.

For the six months ended July 31, 2018, the Company was charged $62,500 in salaries (2017: $20,000) by the CFO of the Company.

For the six months ended July 31, 2018, the Company was charged $120,000 in salaries (2017: $61,846) by the President and CEO of Acreage Pharms.

For the six months ended July 31, 2018, the Company was charged $55,000 in Director fees by the independent Directors (George Kveton, Aaron Bowden, Josef Hocher, and Paul Sparkes) of the Company (2017: nil). As at July 31, 2018, $27,500 remain outstanding in accounts payable and accrued liabilities (January 31, 2018: $100,000).

For the six months ended July 31, 2018, the Company was charged $25,500 (2017: $25,500) in management fees and $60,848 (2017: $58,710) in rent by a company controlled by Byron Sheppard, a former Director of the Company.

Key management personnel compensation

Key management is comprised of the Company’s directors and executive officers. The Company incurred the following key management compensation charges during the six months ended July 31, 2018 and 2017:

	2018	2017
	$	$
Salaries, bonuses, fees and benefits	722,000	732,346
Share-based payments	1,191,435	3,643,985
	1,913,435	4,412,417

OUTSTANDING SHARE DATA

As at July 31, 2018, the Company had 96,623,857 common shares issued and outstanding (January 31, 2018: 89,313,485), nil Class A preferred shares issued and outstanding (January 31, 2018: nil), 9,489,000 stock options outstanding (January 31, 2018: 8,518,000), and 9,809,109 share purchase warrants outstanding (January 31, 2018: 15,236,743).

As at September 28, 2018, the Company had 99,214,212 common shares issued and outstanding.

As at September 28, 2018, the Company had a total of 9,473,000 options and 4,023,595 warrants are outstanding.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

ESCROW SHARES

As at July 31, 2018, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

OTHER SHARE DATA

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2018	8,518,000	1.55
Granted	1,395,000	1.76
Exercised	(332,500)	1.32
Forfeited	–	–
Cancelled	(82,500)	1.64
Outstanding, July 31, 2018	9,498,000	1.59

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2018	15,236,743	1.76
Issued	–	–
Exercised	(4,346,731)	1.21
Expired	(1,080,903)	1.70
Outstanding, July 31, 2018	9,809,109	2.01

FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Company’s financial instruments include cash and cash equivalents, accounts receivable, loans receivable, and accounts payable and accrued liabilities. The carrying value of the financial instruments approximates their fair values due to their short-term and on demand nature.

The following financial instruments are presented at fair value on a recurring basis:

		July 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	10,669,730	10,669,730	-	-

		January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	37,593,985	37,593,985	-	-

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and currency risk.

FINANCIAL RISK MANAGEMENT

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at July 31, 2018, the Company had working capital of $14,312,136 (January 31, 2018: $39,083,089). The Company’s current cultivation facilities are operational and fully licensed to cultivate and sell cannabis. This, together with the Company’s current cash balance of $10,669,730, is sufficient to cover the business objectives and day-to-day operational needs. In addition, the Company’s Expansion Plan at Acreage Pharms is financed by the $25,500,000 debt financing arrangement with ATB Financial.

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its shareholders’ equity as capital.

OFF-BALANCE SHEET ARRANGEMENTS AND PROPOSED TRANSACTIONS

The Company has no off-balance sheet arrangements or proposed transactions.

SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accounting policies described in Note 2 of the Company’s audited consolidated financial statements for the year ended January 31, 2018, that were filed on SEDAR on May 29, 2018, with the exception of the new accounting standards adopted in the current year, as described below.

CRITICAL ACCOUNTING ESTIMATES

The preparation of unaudited condensed interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from amounts included in the financial statements. The critical accounting estimates and judgments used by the Company are described in Note 2 of the Company’s audited consolidated financial statements for the year ended January 31, 2018, that were filed on SEDAR on May 29, 2018.

New accounting standards adopted in the current year

On February 1, 2018, the Company adopted amendments to IFRS 2, “Share-based Payment”. The amendments provide clarification on how to account for certain types of share-based transactions. The adoption of this amendment did not have any impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 9, “Financial Instruments”. IFRS 9 introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected credit loss impairment model and a substantially reformed approach to hedge accounting. The Company adopted a retrospective approach and as IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The introduction of the new expected credit loss impairment model did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers”. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. The Company elected to apply IFRS 15 using a full retrospective approach. Under IFRS 15, revenue from the sale of fertilizers and nutrients and medical cannabis would be recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s former revenue recognition policy under IAS 18. Therefore, the adoption of IFRS 15 did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

New accounting standards issued but not yet effective

New standard IFRS 16, "Leases" is not yet effective for the period ended July 31, 2018 and has not been applied in preparing these unaudited condensed interim consolidated financial statements. The Company has not early adopted this new standard.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s unaudited condensed interim consolidated financial statements

OUTLOOK

As of the date of this MD&A, the Company has completed a number of acquisitions and divestures and is continually working to add value through growth of current investments and seeking additional acquisition opportunities. The Company’s primary objective is to identify, grow and build companies that are complementary to one another. The Company’s strategy is to target small and mid-sized companies with proven brands, strong customer focus, and significant growth potential. We work in partnership with management teams to increase shareholder value through business planning and process integration, developing and executing growth strategies, leveraging our experience and relationships, and structuring and deploying the proper capital to support long-term growth.

RISK FACTORS

The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management

The Company’s actual financial position and results of operations may differ materially from management’s expectations. The Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on the Company’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this Prospectus, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our Common Shares may significantly decrease.

The cannabis industry and market are relatively new in Canada and this industry and market may not continue to exist or grow as anticipated or the Company may be ultimately unable to succeed in this new industry and market

As Licensed Producers, Acreage Pharms and AB Labs are operating their businesses in a relatively new industry and market. In addition to being subject to general business risks, the Company must continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance and compliance with regulations. In addition, there is no assurance that the industry and market will continue to exist and grow as currently estimated or anticipated or function and evolve in the manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry and market could have a material adverse effect on the Company’s business, financial conditions and results of operations.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Company may not be able to manage its growth

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Construction risk factors

The Company is subject to a number of risk factors, including the availability and performance of engineering and construction contractors, suppliers and consultants, the receipt of required municipal and governmental approvals and permits in connection with the construction of its cultivation facilities.

The Company is reliant on its cultivation license to produce cannabis products in Canada

The Company’s ability to grow, store and sell marijuana in Canada is dependent on securing the appropriate licenses with Health Canada. Failure to comply with the requirements of the cultivation lor sales licenses or applications with Health Canada would have a material adverse impact on the future business, financial condition and operating results of the Company. There can be no guarantees that Health Canada will issue the required licenses.

The Company is subject to changes in Canadian laws, regulations and guidelines which could adversely affect the Company’s future business, financial condition and results of operations

The Company’s operations will be subject to various laws, regulations and guidelines relating to the manufacture, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to its operations. The Company endeavours to comply with all relevant laws, regulations and guidelines. To the best of the Company’s knowledge, the Company is in compliance or in the process of being assessed for compliance with all such laws, regulations and guidelines as described elsewhere in this Prospectus.

On December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in October 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of the Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that cannabis would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. Bill-C-45 will come into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to the Cannabis Act were published. The regulations under the Cannabis Act contemplate the various licenses including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under the Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, when the Cannabis Act comes into effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Québec and New Brunswick have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company’s opportunities in those provinces.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Company may not be able to develop its products, which could prevent it from ever becoming profitable

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Company’s ability to effectively enter the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in cultivation and manufacturing processes would have a material adverse effect on the Company’s commercialization plans and the Company’s business, prospects, results of operations and financial condition.

There is no assurance that the Company will turn a profit or generate immediate revenues

There is no assurance as to whether the Company will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates

These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government environmental approvals and permits are currently and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed business activities or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage due to its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company faces competition from other companies where it will conduct business that may have higher capitalization, more experienced management or may be more mature as a business

An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition. In addition, despite Canadian federal and state-level legalization of marijuana, illicit or "black-market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business, and accordingly may have significantly lower costs of operation.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

If the Company is unable to develop and market new products, it may not be able to keep pace with market developments

The cannabis industry is in its early stages and it is likely that the Company and its competitors will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company will need to expend significant amounts of capital in order to successfully develop and generate revenues from new products. The Company may also be required to obtain additional regulatory approvals from Health Canada and other applicable authorities which may take significant time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which together with capital expenditures made in the court of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the cannabis market

The Company’s success has depended and continues to depend upon its ability to attract and retain key management, including the Company’s CEO, technical experts, management team and sales personnel. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company, results of operations of the business and could limit the Company’s ability to develop and market its cannabis-related products. The loss of any of the Company’s senior management or key employees could materially adversely affect the Company’s ability to execute its business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis, or at all. The Company does not maintain key person life insurance policies on any of its employees.

There is no assurance that the Company will retain any relevant licenses nor obtain new licenses or approvals that may be required for the Company’s business and future plans

The Company’s ability to grow, store and sell cannabis in Canada is dependent on the ability of the Company to retain its cultivation license from Health Canada. Licenses, once issued, are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements would have a material adverse impact on the business, financial condition and operating results of the Company. There is also no assurance of new licenses or approvals from Health Canada.

The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain the necessary regulatory approvals will significantly delay the development of the Company’s markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The size of the Company’s target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data

Because the cannabis industry is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Company regularly purchases and follows market research.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Company’s industry is experiencing rapid growth and consolidation that may cause the Company to lose key relationships and intensify competition

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including the loss of strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company’s industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability.

The Company currently has insurance coverage; however, because the Company operates within the cannabis industry, there are additional difficulties and complexities associated with such insurance coverage

The Company believes that it currently has insurance coverage with respect to workers’ compensation, general liability, directors’ and officers’ insurance, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because the Company is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely affect the Company’s business, results of operations, and profitability. There is no assurance that the Company will be able to fully utilize such insurance coverage, if necessary.

The cultivation of cannabis includes risks inherent in an agricultural business including the risk of crop loss, sudden changes in environmental conditions, equipment failure, product recalls and others

The Company’s future business involves the growing of marijuana, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production

The cultivation of cannabis involves a reliance on third party transportation which could result in supply delays, reliability of delivery and other related risks

In order for customers of the Company to receive their product, the Company will rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s financial performance.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach could impact the Company’s future ability to continue operating under its licenses or the prospect of renewing its licenses.

The Company may be subject to product recalls for product defects self-imposed or imposed by regulators

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Company is reliant on key inputs, such as water and utilities, and any interruption of these services could have a material adverse effect on the Company’s finances and operation results. The Company is also dependent on access to skilled labour, equipment and parts

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

The ability of the Company to compete and grow will be dependent on having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining the required supply of skilled labour, equipment, parts and components. It is also possible that the expansion plans contemplated by the Company may cost more than anticipated, in which circumstance the Company may curtail, or extend timeframes for completing the expansion plans. This could have a material adverse effect on the financial results and operations of the Company.

The expansion of the medical cannabis industry may require new clinical research into effective medical therapies, when such research has been restricted in the U.S. and is new to Canada

Research in Canada and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Prospectus or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

Under Canadian regulations, a Licensed Producer of cannabis may have restrictions on the type and form of marketing it can undertake which could materially impact sales performance

The development of the Company’s future business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

The Company could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses or claims against the Company

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

The Company will be reliant on information technology systems and may be subject to damaging cyber-attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company may be subject to breaches of security at its facilities

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

The Company’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest

The Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or Companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Negative operating cash flow

Our overall business has incurred losses since its inception. Although we expect to become profitable, there is no guarantee that will happen, and we may never become profitable. We currently have a negative operating cash flow and may continue to have that for the foreseeable future. To date, a large portion of our expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. As a result, we expect our net losses from operations to improve. Our ability to generate additional revenues and potential to become profitable will depend largely on our ability, to manufacture and market our products. There can be no assurance that any such events will occur or that we will ever become profitable. Even if we do achieve profitability, we cannot predict the level of such profitability. If we sustain losses over an extended period of time, we may be unable to continue our business.

Product liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has insurance coverage for product liabilities.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

Vulnerability to rising energy costs

The company’s marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Publicity or consumer perception

The Company believes the marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or the Company’s products specifically, or associating the consumption of marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Difficulties with forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the marijuana industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Risks of foreign operations

The Company’s strategy includes exporting its expertise and technologies to foreign countries. Working outside of Canada gives rise to the risk of dealing with business and political systems that are different than what the Company is accustomed to in Canada. The potential risks include: expropriation or nationalization; civil insurrection; labour unrest; strikes and other political risks; fluctuations in foreign currency and exchange controls; increases in duties and taxes; and changes in laws and policies governing operations of foreign based companies. Restrictions on repatriation of capital or distributions of earnings could adversely affect the Company in the future

Anti-bribery and anti-corruption laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company's business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Invictus MD Strategies Corp.
For the six months ended July 31, 2018
Management’s Discussion and Analysis

Market risks for securities

The market price of Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company’s control.

Dividends

Except as set out below under the heading "Dividends and Distributions", the Company has not paid any dividends on its issued and outstanding Common Shares to date and may not pay dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors of the Company and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares of the Company for a price greater than that which such investors paid for them.

Financing risk

The Company will be dependent upon the capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. These and other factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. The Company may not be able to raise capital on favourable terms or at all, which could have an adverse impact on the Company’s operations and the trading price of the Common Shares. Additionally, future financing may substantially dilute the interests of the Company's shareholders.